evogene
REAL-WORLD INNOVATION



EARNINGS CALL Q3 2025

OFER HAVIV | PRESIDENT & CEO

November 20, 2025

FORWARD LOOKING STATEMENT

This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd. (the "Company"), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as "believe", "expect", "anticipate", "should", "planned", "estimated", "intend" and "potential" or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities and technology.

Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the current war between Israel and Hamas and any further adverse impact that it may have on economic activity in Israel due to the calling up of a large number of reserve soldiers or the incurrence of debt to pay for the high cost of the war, and any accompanying future uncertainties for the security of the Company's operations in southern Israel, as well as those additional factors described in greater detailin Evogene's Annual Report on Form 20-F and in other reports Evogene files with and furnishes to the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading "Risk Factors".

Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract or commitment relating thereto or to the securities of the Company.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.



EARNINGS CALL Q3 2025
AGENDA

CEO UPDATE - By Ofer Haviv

CFO UPDATE - By Yaron Eldad

Q&A

CEO UPDATE
FINANCIAL & BUSINESS HIGHLIGHTS

- During the first nine months ending September 30, 2025, Evogene advanced its strategic transition toward establishing itself as a leader in computational chemistry, with a focus on the generative design of small molecules for the pharmaceutical and agricultural industries. As part of this new strategy, the company executed an organizational realignment and cost-reduction plan, most of which was completed by the end of the second quarter. The impact of these measures is reflected in the third-quarter results, with Total Operating Expenses, net, of approximately $2.9 million compared to $6.6 million in the same period of 2024. This new expense level is expected to be maintained going forward.
- The financial results of Lavie Bio, Evogene's subsidiary, for the nine- and three-months ending September 30, 2025, are presented as a single-line item in Evogene's consolidate P&L statement for 2025. Its results are included under the line titled: "Income (loss) from discontinued operations, net". This accounting presentation includes the sale of the majority of Lavie Bio's activity to ICL, which was completed in July 2025, and together with the sale of MicroBoost for Ag, generated an income of approximately $7.9 million in the third quarter of 2025.
- In the nine months ending September 30, 2025, Revenues amounted to approximately $3.5 million, compared to $4.0 million in the same period last year. The decrease was primarily driven by lower revenue from AgPlenus' activity, which included one-time payment from Bayer during the first quarter 2024 partially offset by increase in seed sales generated by Casterra.

CEO UPDATE
FINANCIAL & BUSINESS HIGHLIGHTS

- Total Research and Development expenses in the nine months ending September 30, 2025 were approximately $6.2 million, compared to approximately $9.8 million in the same period of 2024. The decrease is primarily attributable to a reduction in Biomica's expenses and the discontinuation of Canonic's operations.

- Sales and Marketing expenses in the nine months ending September 30, 2025, totaled approximately $1.2 million, compared to approximately $1.6 million in the same period of 2024. The decrease is mainly due to a reduction in headcount at Evogene and across the subsidiaries.

- In the nine months ending September 30, 2025, total Operating Loss was approximately $8.8 million compared to approximately $15.3 million in the same period of 2024. This decrease is mainly due to the decrease in the subsidiaries' and Evogene's activity.

- As of the end of the third quarter of 2025, the company's cash and short-term bank deposits balance was approximately $16.0 million. This cash balance reflects the proceeds from the sale of Lavie Bio's assets and the MicroBoost AI for Ag tech-engine to ICL.

CEO UPDATE
FINANCIAL & BUSINESS HIGHLIGHTS

Subsidiaries & related parties:

- **Lavie Bio** – Transfer of team and majority or activity to ICL, completed; collaboration agreement with existing partner continues; advancement of funds distribution to Lavie Bio's shareholders, with Evogene as the majority holder. No additional activities are expected.
- **Biomica** - Clinical trial continues according to plan, expected to complete in early 2026; efforts to secure partners to lead current development programs, continue; No additional activities are expected.
- **Casterra** - Signed collaboration with Fantini to advance agricultural mechanization for scalable commercial castor farming.
- **AgPlenus** – Change in organizational structure and workforce reduction by 40%, completed.
- **Finally Foods** (related party) - Raised $1.2 million and signed a commercial agreement with CBC Group, Israel.

EVOGENE PIONEERS
REAL-WORLD INNOVATION

Using a proprietary generative AI engine, we design highly potent and novel small molecules, optimized across multiple-parameters, for the pharmaceutical and ag-chemical industries





THERE IS A GAP

BETWEEN REAL-WORLD CHALLENGES
AND INNOVATIVE SOLUTIONS





UTILIZING

AI AND ADVANCED PROPRIETARY ALGORITHMS

TO DELIVER INNOVATIVE SMALL MOLECULES, TAILORED TO REAL-WORLD COMMERCIAL PRODUCT NEEDS



WE CALL IT: REAL-WORLD INNOVATION



OUR STORY IN 3 SENTENCES

GEN AI ENGINE

Design of small molecules with high probability of success



REVOLUTIONIZING AG

Proven results with strategic collaborations



PIONEERING IN PHARMA

Differentiated tech offering that fits market demand



THE DISCOVERY & OPTIMIZATION CHALLENGE
DESIGN THE RIGHT CANDIDATES TO REACH THE MARKET



TARGET SELECTION
(protein)
DISCOVERY & OPTIMIZATION
HIT
IDENTIFICATION
HIT TO LEAD
LEAD
OPTIMIZATION
EARLY
DEVELOPMENT
ADVANCED
DEVELOPMENT
APPROVED
PRODUCT
PHARMA
PRECLINICAL
CLINICAL
AG
SAFETY & ENVIROMENT
FIELD TESTING

LESS THAN 10% OF MOLECULES TESTED IN CLINICAL TRIALS MAKE IT TO MARKET



Discovery & optimization are the critical stages for increasing market success probability

THE MULTI-PARAMETER OPTIMIZATION **CHALLENGE**

Creating a molecule that will succeed through all development phases requires balancing in advance multiple, often competing, parameters


Synthetic Accessibility
Chemical Stability
Potency (Binding Affinity)
Solubility
Molecular Weight
Metabolic Stability
IP/Novelty
Lipophilicity (LogP)
Scaffold
Hydrogen Bond Donors/Acceptors
Selectivity
ML Models (QSAR)

THE CHALLENGE FOR TRADITIONAL METHODS:

- Optimization typically limited to a small number of parameters
- Cannot address multiple-parameters simultaneously
- Requires lengthy, resource-intensive iterative cycles

INTRODUCING CHEMPASS AI:

A MULTI-PARAMETER DESIGN ENGINE FOR REAL-WORLD INNOVATION

MULTI-PARAMETER OPTIMIZATION

Optimizes multiple-parameters simultaneously, adapted to project specific chemical, biological, and physical constraints, increasing probability of success

NOVEL MOLECULAR STRUCTURES

Based on 38B molecules, the algorithm generates completely novel, synthesizable and effective compounds, extending beyond explored chemical space.

HIGHLY POTENT

AI-first designed molecules optimized through targeted experimental validation

CHEMPASS AI:
A MULTI-PARAMETER GENERATIVE DESIGN ENGINE FOR REAL-WORLD INNOVATION



Synthetic Accessibility
Potency Binding Affinity)
Chemical Stability
Solubility
Molecular Weight
Metabolic Stability
IP/Novelty
Lipophilicity (LogP)
Scaffold
Hydrogen Bond Donors/Acceptors
Selectivity
ML Models (QSAR)

CHEMPASS AI TRANSFORMS TRADITIONAL METHODS:

- Optimization of diverse product specific parameters
- Addresses multiple constraints simultaneously
- Minimizes lengthy, resource-intensive iterative cycles

OUR STORY IN 3 SENTENCES

GEN AI ENGINE
Design of small molecules with high probability of success

REVOLUTIONIZING AG
Proven results with strategic collaborations

PIONEERING IN PHARMA
Differentiated tech offering that fits market demand



agPlenus
EVOGENE'S SUBSIDIARY

A GROWING MARKET WITH PLENTY OF ROOM FOR INNOVATION



1. Increase in pest resistance & regulatory requirements
2. Urgent need for new Modes of Action (MoAs)
3. Decreased rate in discovery of new pesticides due to lack of innovation

$43.3B
BROAD SPECTRUM HERBICIDES[1]

$22.2B
FUNGICIDES FOR MAJOR DISEASES[2]

$22.3B
BROAD SPECTRUM INSECTICIDES[3]



Company calculation based on: 1) Mordor Intelligence 2) Fortune Business Insights 3) Data Bridge

With rising pest resistance, tighter regulation, and laggard development


agPlenus

COMPUTATIONAL CHEMISTRY CAN CREATE REAL-WORLD IMPACT IN AGRICULTURE

agPlenus
EVOGENE'S SUBSIDIARY

STRATEGIC **COLLABORATIONS**

BAYER

"Bringing together AgPlenus' expertise with Bayer's CropKey approach to crop protection innovation will help accelerate the delivery of essential, sustainable, and affordable solutions to farmers and set a new benchmark in the industry."

Rachel Rama, Head of Small Molecules, Crop Science division



Nontreated Treated

Development of new sustainable Mode-of-Action broad spectrum, herbicide

Demonstrated high weed control efficacy and good tolerance in corn

CORTEVA agriscience

"The collaboration with AgPlenus has accelerated the identification of a class of herbicide chemistry that targets a new mode-of-action for weed control, something the industry has been lacking for decades."

Vid Hegde, Former VP of Crop Protection Discovery and Development



Treated nontreated

Development of novel herbicides

Demonstrated weed growth reduction in post emergence application

agPlenus
EVOGENE'S SUBSIDIARY

INTERNAL PIPELINE
WHEAT BLOTCH

DISRUPTING A $1.2B PROBLEM AT RECORD SPEED

- 70% of EU fungicide usage in wheat is for Wheat Blotch[1]
- EU market alone >$1.2B annually[1]
- Widespread resistance to current top products ('Strobilurins') with 2024 sales of $4.59B[2]

APTF-4 PRESENTS STRONG POTENTIAL FOR REAL-WORLD INNOVATION



Viability (%of UTC)
100
50
0
0.01
0.1
1
10
100
1000
Concentration (uM)

- Shows clear concentration-dependent antifungal efficacy
- Ongoing optimization to enhance potency
- 18 months from target to optimized hit

1) TRESEARCH| SUMMER 2019| VOLUME 14: NUMBER 2 2) Global Growth Insights

OUR STORY IN 3 SENTENCES

GEN AI ENGINE

Design of small molecules with high probability of success

REVOLUTIONIZING AG

Proven results with strategic collaborations

PIONEERING IN PHARMA

Differentiated tech offering that fits market demand



GROWING OPPORTUNITY IN AI-DRUG DISCOVERY




SMALL MOLECULES

Account for
58%
Of total pharmaceutical market ($1,344B)

AI-based candidates in pipeline
>60
150% CAGR in last 3 years

Discovery market expected to reach
$190.68B
by 2034




evogene 1) DCAT Value Chain Insights 2) Science Direct 3) Precedence Research

THE DISCOVERY AND OPTIMIZATION CHALLENGE

DEVELOPING CANDIDATES THAT WILL REACH THE MARKET


CANDIDATE CUMULATIVE PROBABILITY OF SUCCESS
~66%
~32%
~19%
>10%
TARGET SELECTION
(protein)
DISCOVERY & OPTIMIZATION
PRE-CLINICAL
Trial
PHASE I
PHASE II
PHASE III
APPROVED
PRODUCT

https://pmc.ncbi.nlm.nih.gov/articles/PMC9293739

CHEMPASS AI: DRIVING HIGHER CUMULATIVE PROBABILITY OF SUCCESS


Chem Pass AI
CANDIDATE CUMULATIVE PROBABILITY OF SUCCESS
TARGET SELECTION (protein)
DISCOVERY & OPTIMIZATION
PRE-CLINICAL Trial
PHASE I
PHASE II
PHASE III
APPROVED PRODUCT

evogene https://pmc.ncbi.nlm.nih.gov/articles/PMC9293739/

BUSINESS STRATEGY

CAPTURE THE VALUE OF CHEMPASS AI

through diverse collaborative partnerships to accelerate small molecule-based drug development.

PARTNERING WITH PHARMA AND BIOTECH COMPANIES

that complement our technology, enabling groundbreaking innovations that benefit both parties.


EVOGENE
CHEMPASS AI
PARTNER
SPECIFIC EXPERTISE
NEW MOLECULAR ENTITY (NME)
PRODUCT

STRATEGIC **COLLABORATIONS**

TEL AVIV UNIVERSITY אוניברסיטת תל אביב

Evogene and Professor Ehud Gazit of Tel Aviv University Collaborate to develop new therapeutics for metabolite Disease

The collaboration aims to design novel small molecules that can effectively inhibit pathological self-assembly processes, leading to transformative new therapeutics with the potential to improve the lives of millions of patients suffering from diseases including Tyrosinemia, Gout and Maple Syrup Urine Disease (MSUD).

The collaboration brings together Evogene's ChemPass AI's state-of-the-art computational capabilities for generative molecular design with Professor Gazit's world-renowned expertise in the characterization and manipulation of molecular self-assembly.

Scanning electron microscopy of crystals formed by the self-assembly of a metabolite*



* Costa-Bauza, A., & Grases, F. (2023). Biomolecules, 13(12), 1769.

DELIVERING REAL-WORLD INNOVATION FOR TWO STRATEGIC MARKETS

THROUGH COLLABORATIONS & INTERNAL ACTIVITY

ChemPass AI

PHARMA DIVISION

EXTERNAL COLLABORATIONS

TEL AVIV UNIVERSITY Metabolic Disease

INTERNAL PIPELINE

Undisclosed

agPlenus

EVOGENE'S SUBSIDIARY

STRATEGIC COLLABORATION

BAYER Herbicides CORTEVA agriscience Herbicides

INTERNAL PIPELINE

Wheat Blotch



EARNINGS CALL Q3 2025
AGENDA

CEO UPDATE - By Ofer Haviv

CFO UPDATE - By Yaron Eldad

Q&A

CFO UPDATE
FINANCIAL HIGHLIGHTS

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30, 2025	December 31, 2024
	Unaudited	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 5,626	$ 15,301
Short-term bank deposits	10,332	10
Trade receivables	379	1,091
Other receivables and prepaid expenses	1,614	2,064
Deferred expenses related to issuance of warrants	771	1,304
Inventories	2,111	1,819
	20,833	21,589
LONG-TERM ASSETS:		
Long-term deposits and other receivables	162	12
Investment in an associate	-	82
Deferred expenses related to issuance of warrants	1,278	1,735
Right-of-use-assets	2,166	2,447
Property, plant and equipment, net	1,196	1,804
Intangible assets, net	-	12,195
Other receivables	451	-
	5,253	18,275
TOTAL ASSETS	$ 26,086	$ 39,864

CFO UPDATE
FINANCIAL HIGHLIGHTS

	September 30, 2025 Unaudited	December 31, 2024
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Trade payables	$ 457	$ 1,228
Employees and payroll accruals	1,059	1,869
Lease liabilities	675	589
Liabilities in respect of government grants	399	323
Deferred revenues and other advances	17	360
Warrants and pre-funded warrants liability	823	2,876
Convertible SAFE	-	10,371
Other payables	645	1,079
	4,075	18,695
LONG-TERM LIABILITIES:		
Lease liabilities	1,845	1,914
Liabilities in respect of government grants	2,837	4,327
Deferred revenues and other advances	77	90
	4,759	6,331
TOTAL LIABILITIES	$ 8,834	$ 25,026
SHAREHOLDERS' EQUITY:		
Ordinary shares of NIS 0.2 par value: Authorized – 15,000,000 ordinary shares; Issued and outstanding – 8,716,410 ordinary shares on September 30, 2025 and 6,514,589 ordinary shares on December 31, 2024	489	363
Share premium and other capital reserves	277,900	272,257
Accumulated deficit	(277,247)	(274,071)
Equity attributable to equity holders of the Company	1,142	(1,451)
Non-controlling interests	16,110	16,289
TOTAL EQUITY	17,252	14,838
TOTAL LIABILITIES AND EQUITY	$ 26,086	$ 39,864

CFO UPDATE
FINANCIAL HIGHLIGHTS

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2025	2024 (*)	2025	2024 (*)	2024 (*)
	Unaudited				Audited
Revenues	$ 3,539	$ 4,034	$ 312	$ 1,740	$ 5,577
Cost of revenues	1,810	1,688	157	1,042	2,380
Gross profit	1,729	2,346	155	698	3,197
Operating expenses:					
Research and development, net	6,167	9,804	1,375	3,305	12,511
Sales and marketing	1,178	1,632	369	520	1,983
General and administrative	3,388	5,710	1,126	2,793	6,993
Other expenses (income)	(182)	524	9	-	514
Total operating expenses, net	10,551	17,670	2,879	6,618	22,001
Operating loss	(8,822)	(15,324)	(2,724)	(5,920)	(18,804)
Financing income	2,285	2,659	465	2,068	7,393
Financing expenses	(1,541)	(3,107)	(453)	(2,889)	(3,358)
Financing income (expenses), net	744	(448)	12	(821)	4,035
Share of loss from equity accounted investment	(82)	(26)	(16)	(6)	(39)
Loss before taxes on income	(8,160)	(15,798)	(2,728)	(6,747)	(14,808)
Taxes on income	1	2	1	1	9
Loss from continuing operations	(8,161)	(15,800)	(2,729)	(6,748)	(14,817)
Income (loss) from discontinued operations, net	5,688	(2,249)	7,926	(1,471)	(3,237)
Net Income (Loss)	$ (2,473)	$ (18,049)	$ 5,197	$ (8,219)	$ (18,054)
Attributable to:					
Equity holders of the Company	$ (3,176)	$ (16,912)	$ 3,874	$ (7,630)	(16,485)
Non-controlling interests	703	(1,137)	1,323	(589)	(1,569)
	$ (2,473)	$ (18,049)	$ 5,197	$ (8,219)	$ (18,054)

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations



EARNINGS CALL Q3 2025
AGENDA

CEO UPDATE - By Ofer Haviv

CFO UPDATE - By Yaron Eldad

Q&A

evogene



Creating

REAL-WORLD INNOVATION

for a better future

THANK YOU